FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

ENEL AMÉRICAS S.A.

Securities Registration Record No. 175

Santiago, May 28, 2020

Ger. Gen. N° 13 / 2020

Mr. Joaquín Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador Bernardo O’Higgins N° 1449

Santiago, Chile

                                                                                                         Ref.: Significant event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the Financial Market Commission, I, duly authorized, hereby inform you in the attached Significant Event, “Comunicato Stampa”, issued today by Enel S.p.A., our ultimate parent company, in which the Italian company informs the market that it has increased its participation in Enel Américas S.A., reaching 62.3%. More details can be found in the “Comunicato Stampa” issued by Enel S.p.A., a copy of which is hereby attached. A copy in Spanish of the above-mentioned "Comunicato Stampa" is also included.

Yours truly,

Mauricio Bezzeccheri

Chief Executive Officer

Enel Américas S.A.

cc.:              Banco Central de Chile (Central Bank of Chile)

                    Bolsa de Comercio de Santiago, Bolsa de Valores (Santiago Stock Exchange)

    Bolsa Electrónica de Chile, Bolsa de Valores (Chilean Electronic Stock Exchange)

    Representante de Tenedores de Bonos Locales (Local Bondholders Representative)

    Depósito Central de Valores S.A., Depósito de Valores (Central Securities Depositary)

    Comisión Clasificadora de Riesgos (Risk Classification Commission)

Media Relations	Investor Relations

T +39 06 8305 5699	T +39 06 8305 7975
ufficiostampa@enel.com
investor.relations@enel.com

enel.com	enel.com

ENEL reaches 62.3% OF ENEL AMERICAS’ SHARE CAPITAL

  Enel has increased its shareholding in Enel Américas by an additional 5%, in line with Enel Group’s announced objective to buy out minorities in South America

Rome, May 28th, 2020 – Enel S.p.A. (“Enel”) has increased its stake in its Chilean subsidiary Enel Américas S.A. (“Enel Américas”) to 62.3% of the company’s share capital, by settling two share swap transactions (the “Swap Transactions”) entered into in June 2019 with a financial institution to acquire up to 5% of the share capital of Enel Américas, as announced to the financial markets at the time.

Pursuant to the Swap Transactions, Enel has acquired:

•        2,492,146,691 shares of Enel Américas common stock; and

•        26,243,377  Enel Américas American depositary shares (“ADSs”), each representing 50 shares of Enel Américas common stock;

The above-mentioned securities represent, in the aggregate, 5% of Enel Américas’ share capital.

In accordance with the Swap Transactions, the total price paid for the shares of Enel Américas common stock and ADSs amounts to approximately 701 million US dollars, equal to around 639 million euros1.

Enel’s payment obligations under the Swap Transactions have been funded through internal cash flow generation.

As announced to the financial market, Enel entered into two further share swap transactions in April 2020 to acquire, on dates that are expected to occur no later than the end of 2020, additional shares of Enel Américas’ common stock and American Depositary Shares by up to a further 2.7%, reaching up to 65% of the company’s share capital.

The above-mentioned transactions are in line with the Enel Group’s announced objective to buy out minorities in subsidiaries operating in South America.

1 Based on exchange rates as of May 26th, 2020.

2

Enel SpA – Registered Office: 00198 Rome – Italy - Viale Regina Margherita 137 – Companies Register of Rome and Tax I.D. 00811720580 - R.E.A. 756032 – VAT Code 00934061003 – Stock Capital Euro 10,166,679,946 fully paid-in.

Media Relations	Investor Relations

T +39 06 8305 5699	T +39 06 8305 7975
ufficiostampa@enel.com
investor.relations@enel.com

enel.com	enel.com

ENEL ALCANZA EL 62,3% DEL CAPITAL DE ENEL AMÉRICAS

  Enel ha aumentado su participación en Enel Américas en un 5% adicional, en línea con el objetivo anunciado del Grupo Enel de comprar participaciones de minoritarios en América del Sur.

Roma, 28 de mayo, 2020 – Enel S.p.A. (“Enel”) ha aumentado su participación en su filial chilena Enel Américas S.A. (“Enel Américas”) alcanzando un 62,3% del capital social de dicha compañía, a través de la liquidación de dos operaciones de swap de acciones (las “Transacciones de Swap”) celebradas en junio de 2019 con una institución financiera a través de la cual se buscó adquirir hasta el 5% del capital social de Enel Américas, tal como se anunció al mercado en dicha oportunidad.

A través de las Transacciones de Swap, Enel ha adquirido:

•        2.492.146.691 acciones ordinarias de Enel Américas; y

•        26.243.377 American depositary shares (“ADSs”) de Enel Américas, cada uno representando 50 acciones ordinarias de Enel Américas;

Los valores arriba indicados representan, en el agregado, el 5% del capital social de Enel Américas.

De acuerdo con las Transacciones de Swap, el precio total pagado por las acciones ordinarias y ADS de Enel Américas asciende a aproximadamente US$ 701 millones, lo que equivale a alrededor de € 639 millones2.

Las obligaciones de pago de Enel bajo las Transacciones de Swap se han financiado a través de la generación interna de flujo de efectivo.

Tal como se anunció al mercado financiero, Enel celebró otras dos transacciones de swap de acciones en abril de 2020 para adquirir, en fechas que se espera que ocurran a más tardar a fines de 2020, acciones ordinarias de Enel Américas y ADS adicionales hasta por un 2,7% y así alcanzar hasta el 65% del capital social de la compañía.

Las transacciones mencionadas están en línea con el objetivo anunciado del Grupo Enel de comprar participaciones minoritarias en subsidiarias que operan en América del Sur.

                2 De acuerdo a los tipos de cambios al 26 de mayo de 2020.

3

Enel SpA – Registered Office: 00198 Rome – Italy - Viale Regina Margherita 137 – Companies Register of Rome and Tax I.D. 00811720580 - R.E.A. 756032 – VAT Code 00934061003 – Stock Capital Euro 10,166,679,946 fully paid-in.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: May 28, 2020